Exhibit 4.2.1

     SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of September 30, 2004, by and between ORBIMAGE INC., a Delaware corporation (the "Company”), and HSBC Bank USA, National Association, as trustee under the indenture referred to below (the “Trustee”).

WITNESSETH

     WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of December 31, 2003 providing for the issuance of an aggregate principal amount of $54.0 million of Senior Subordinated Notes due 2008 (the “Notes”);

     WHEREAS, on September 7, 2004, the Company commenced a consent solicitation to adopt certain amendments to the Indenture (the “Proposed Amendments”), on the terms and subject to the conditions set forth in that certain Consent Solicitation Statement, dated September 7, 2004, as may have been, and may be further, modified and amended by the Company from time to time (the “Consent Solicitation”);

     WHEREAS, the U.S. government has granted to the Company the exclusive right to negotiate with the U.S. government to enter into a definitive agreement (the “NextView Contract”) to engineer, manufacture and launch the Company’s Orbview-5 satellite under the U.S. government’s NextView Second Vendor Program;

     WHEREAS, pursuant to Section 9.2 of the Indenture, the consent of the holders (each, a “Holder” and collectively, the “Holders”) of a majority in principal amount of the Notes then outstanding is required to adopt each of the Proposed Amendments (the “Majority Threshold”);

     WHEREAS, pursuant to Sections 9.2, 9.3 and 11.6 of the Indenture, the Trustee is obligated to execute this Supplemental Indenture upon request of the Company accompanied by board resolutions authorizing the execution hereof (the “Authorizing Resolutions”), evidence of such aforesaid requisite consents and the Trustee’s receipt of (i) an Opinion of Counsel (as defined in the Indenture) stating that the execution of this Supplemental Indenture is authorized or permitted by the Indenture and that the conditions precedent to execution of this Supplemental Indenture have been satisfied and (ii) an Officers’ Certificate (as defined in the Indenture) certifying the Authorizing Resolutions and stating that the conditions precedent to execution of this Supplemental Indenture have been satisfied (collectively, the “Trustee Conditions”);

     WHEREAS, in response to the Consent Solicitation, the Company has received consents from Holders satisfying the Majority Threshold;

     WHEREAS, pursuant to Section 9.2 of the Indenture, the Trustee is authorized to execute and deliver this Supplemental Indenture; and

     WHEREAS, the Consent Solicitation provides that the amendments to the Indenture set forth herein shall be effective;

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Notes as follows:

     1. Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

     2. Satisfaction of Trustee Conditions. Each of the Trustee Conditions has been satisfied in all respects. The Company and the Trustee are on this date executing and thereupon making effective this Supplemental Indenture.

     3. Amendments to the Indenture. Pursuant to Section 9.2 of the Indenture, on the Operative Date (as defined below), the Indenture will be amended as follows:

a)	Section 1.1 shall be amended as follows:

•	amend the following definitions as described below:

"Unrestricted Cash”:

•	delete the “ and” immediately prior to the “(iii)” and insert in its place “,”; and

•	delete the final “.” at the end of the paragraph and insert in its place the following:

”, (iv) after the execution and delivery of the NextView Contract, $45,000,000 and (v) an amount equal to the aggregate gross proceeds received by the Company and reflected on such balance sheet from each of (i) the Equity Financing and (ii) the issuance of the Additional Senior Subordinated Indebtedness.”; and

"Change of Control”:

•	at the end of subparagraph (a), delete the “.” and insert in its place “, provided that the Equity Financing shall not be deemed to constitute a Change of Control;”; and

•	add the following definitions in alphabetical order:

"Additional Senior Subordinated Indebtedness” means $155,000,000 aggregate principal amount of Indebtedness of the Company issued in one or more transactions in connection with the execution and delivery of the NextView Contract, provided that (i) the Notes rank at least pari passu with such Additional Senior Subordinated Indebtedness and (ii) the Additional Senior Subordinated Indebtedness does not provide for any mandatory redemption or any other scheduled repayments or prepayments of principal, and does not have a stated maturity date, prior to the Stated Maturity.

"Equity Financing” means the issuance and sale in connection with the execution and delivery of the NextView Contract, in one or more transactions, of 6,500,000 shares of Common Stock at a price of $10 per share, and in connection with such issuance and sale, the grant to certain purchasers of such shares of Common Stock of 7,500,000 warrants, maturing five years from the date of issuance, each to purchase one share of Common Stock per warrant at a price of $10 per share.

"NextView Contract” means one or more agreements to be entered into between the U.S. government and the Company under the U.S. government’s NextView Second Vendor program pursuant to which (i) the Company will agree to develop, manufacture and launch the OrbView-5 satellite, and the U.S. government will share the costs of such development, manufacturing and launch in an amount up to approximately $237.4 million, and (ii) the U.S. government will agree to purchase images from the Company over a period of approximately two years following the launch of the OrbView-5 satellite for an aggregate amount of approximately $196 million.

b)	The second sentence of the second paragraph of Section 2.2 shall be amended as follows:

•	after the words “Notes outstanding” insert the following:

"(excluding any excess resulting solely from a payment on or in respect of the Notes by way of an increase in the principal amount of Notes held by any Holder (including through the issuance of additional Notes))”.

c)	Section 3.7(a) shall be amended as follows:

•	delete the first “The” at the beginning of the section and insert the following in its place:

“The Notes will not be redeemable at the option of the Company prior to January 1, 2007. On or after January 1, 2007, the”; and

•	delete “after the Issue Date and”.

d)	Section 4.12 shall be amended as follows:

•	insert the following new subsection (d) after current subsection (c):

"(d) the Additional Senior Subordinated Indebtedness;”;

•	renumber current subsection (d) as subsection (e);

•	renumber current subsection (e) as subsection (f);

•	renumber current subsection (f) as subsection (g) and change the reference to “this clause (f)” to “this clause (g)”;

•	renumber current subsection (g) as subsection (h);

•	renumber current subsection (h) as subsection (i) and change the reference to “clause (a) through (c)” to “clause (a) through (d)”;

•	renumber current subsection (i) as subsection (j); and

•	renumber current subsection (j) as subsection (k) and change the reference to “clauses (b) through (i)” to “clauses (b) through (j)”.

e)	Section 4.21 shall be amended as follows:

•	insert “ (i)” in the final sentence following “provided that”; and

•	delete the final “.” and insert in its place the following:

“ or (ii) such Capital Expenditures are made in connection with the Company’s performance under the NextView Contract.”

     4. Corresponding Amendments to the Notes. Each Note shall be amended to make the terms of such Note consistent with the terms of the Indenture, as amended by this Supplemental Indenture. To the extent of any conflict between the terms of the Notes and the terms of the Indenture, as supplemented by this Supplemental Indenture, the terms of the Indenture, as supplemented by this Supplemental Indenture, shall govern and be controlling.

     5. Operative Date. Notwithstanding anything contained in this Supplemental Indenture, the Proposed Amendments shall not become effective until the date, if any, on which the NextView Contract shall have been executed and delivered by each of the Company and the U.S. government and shall be in full force and effect (the “Operative Date”).

     6. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

     7. Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, as applied to contracts made and performed entirely within the State of New York, without regard to principles of conflict of laws. Each of the parties hereto agrees to submit to the jurisdiction of the courts of the State of New York or the United States federal courts sitting in the State of New York and the appellate courts having jurisdiction of appeals in such courts, in any action or proceeding arising out of or relating to this Agreement.

     8. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

     9. Headings. The headings in this Supplemental Indenture are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

     10. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

     11. Amendments; Waivers. This Agreement may be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may be given only as provided in Article IX of the Indenture.

     12. Notices. All notices, requests and demands to or upon the Trustee or the Company under this Supplemental Indenture shall be in writing and given as provided in the Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

ORBIMAGE INC.
By:
Name:
Title:

HSBC Bank USA, National Association
By:
Authorized Signatory